Exhibit 12.1

Transmeridian Exploration Incorporated

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands except ratio of earnings to fixed charges and preferred stock dividends)

	Six Months Ended June 30, 2007	Years Ended December 31,
		2006	2005	2004	2003	2002
Earnings (Loss)
Loss before minority interest and provision for income taxes	$(28,355)	$(53,247)	$(19,829)	$(4,671)	$(5,687)	$(3,271)
Fixed charges	25,614	42,425	14,113	6,256	5,451	1,914
Amortization of capitalized interest	400	643	511	370	196	88
Capitalized interest	(3,811)	(4,096)	(2,498)	(4,520)	(4,165)	(1,286)
Preferred stock dividends	(3,382)	(1,066)	(1,081)	(154)	(20)	(38)

Earnings (loss) as adjusted	$(9,534)	$(15,341)	$(8,784)	$(2,719)	$(4,225)	$(2,593)

Fixed Charges
Interest expense	$13,589	$28,674	$4,596	$1,207	$772	$338
Capitalized interest	3,811	4,096	2,498	4,520	4,165	1,286
Amortization of debt financing costs	1,446	2,744	1,115	193	184	126
Amortization of debt discount	2,814	5,517	4,633	—	—	—
Portion of rental expense representative of the interest factor	572	328	190	182	310	126
Preferred stock dividends	3,382	1,066	1,081	154	20	38

Total fixed charges	$25,614	$42,425	$14,113	$6,256	$5,451	$1,914

Ratio of earnings to fixed charges and preferred stock dividends (a)	—	—	—	—	—	—

(a)	For the six months ended June 30, 2007 and the years ended December 31, 2006, 2005, 2004, 2003 and 2002, earnings were inadequate to cover fixed charges by $35.1 million, $57.8 million, $22.9 million, $9.0 million, $9.7 million and $4.5 million, respectively.